FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Appoints Howard Stevens Senior Vice President of Global Carrier Sales	1.

Document 1

  NEWS RELEASE

November 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry Appoints Howard Stevens Senior Vice President of Global Carrier Sales

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has named Howard Stevens as Senior Vice President of Global Carrier Sales. A proven leader with 20 years of telecommunications sales experience, Mr. Stevens will be responsible for developing and implementing go-to-market strategies supporting BlackBerry’s expanding product portfolio, including devices, enterprise software and value-added services offerings.

“BlackBerry is in the midst of executing on a strong product roadmap with well-received offerings – from BES12 and BBM Protected to BlackBerry Passport and, very soon, BlackBerry Classic,” said BlackBerry Executive Chairman and CEO John Chen. “Under Howard Stevens’ leadership, we will work more closely with our carrier partners to put these innovative products into the hands of more customers and position BlackBerry for faster growth.”

Based in BlackBerry’s Slough, UK office, Mr. Stevens will report directly to Mr. Chen and starts work immediately. Mr. Stevens most recently served as general manager of the Global Telecom business unit at SAP. He also held sales leadership roles at Amdocs, a global leader in customer care and billing software for the communications industry, Vallent, a provider of performance management tools for wireless service providers, and Chernikeeff Networks, the first Cisco Systems reseller in the U.K. He also has a strong track record for revenue and margin growth, leading large organizations as well as building sales teams and processes in entrepreneurial start-up environments.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 17, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer